KERRY

**Kerry Group Services International Ltd.**
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 969



Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07025682

SUPPL

31st July, 2007.

**Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.**

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

**Michael J. Ryan,**
**Head of Investor Relations,**
**KERRY GROUP PLC.**



dw 8/3

RECEIVED
2007 AUG -3 A 5:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Kerry Group plc Voting Rights and Capital**

In conformity with Rule 13.1 of the Interim Transparency Rules of the Financial Regulator, Kerry Group plc would like to notify the market of the following:

Kerry Group plc's issued share capital consists of 174,326,535 A Ordinary shares with voting rights.

The above figure (174,326,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Kerry Group plc under the Transparency (Directive 2004/109/EC) Regulations 2007 and the Interim Transparency Rules.

B Durran
GROUP SECRETARY

30/07/2007

# SCHEDULE 5

# BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications

Irish Stock Exchange
Financial Services Authority
Anglesea Street
Dublin 2

| AVS No: |
|---|

Please ensure the entries on this return are typed

| | | |
|---|---|---|
| 1. | Name of company | Kerry Group plc |
| 2. | Name of scheme | 1986 Executive Share Option Scheme |
| 3. | Period of return: | From 1 January 2007 to 30 June 2007 |
| 4. | Number and class of share(s) (amount of stock/debt security) not issued under scheme | 1,643,085 A Ordinary |
| 5. | Number of shares issued/allotted under scheme during period: | 400,175 |
| 6. | Balance under scheme not yet issued/allotted at end of period | 1,242,910 |
| 7. | Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission; | 3,200,000 A Ordinary<br>June 2000 |

Please confirm total number of shares in issue at the end of the period in order for us to update our records

174,320,535

| Contact for queries: | Address: |
|---|---|
| Name: Brian Durran, | Kerry Group plc, Prince's Street, Tralee, Co Kerry |
| Telephone: 066 718 2212 | |

Person making return

Name: Brian Durran

Position: Group Secretary

Signature:

END

## STANDARD FORM TR-1

**VOTING RIGHTS ATTACHED TO SHARES– ARTICLE 12(1) OF DIRECTIVE 2004/109/EC**

**FINANCIAL INSTRUMENTS – ARTICLE 11(3) OF THE COMMISSION DIRECTIVE 2007/14/EC[i]**

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii]: **Kerry Group PLC**

2. Reason for the notification (please tick the appropriate box or boxes):

   [] an acquisition or disposal of voting rights

   [ ] an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

   [ ] an event changing the breakdown of voting rights

   **[X] notification of existing voting rights under the transitional rules of the Transparency Directive**

3. Full name of person(s) subject to the notification obligation[iii]: **Kerry Co-operative Creameries Ltd**

4. Full name of shareholder(s) (if different from 3.)[iv]:

5. Date of the transaction and date on which the threshold is crossed or reached[v]: **N/A**

6. Date on which issuer notified: **30th July 2007**

7. Threshold(s) that is/are crossed or reached: **See '% of voting rights' below**

8. Notified details:

| **A) Voting rights attached to shares** | | | | | | | |
|---|---|---|---|---|---|---|---|
| Class/type of shares (if possible using the ISIN CODE) | Situation previous to the Triggering transaction [vi] | | Resulting situation after the triggering transaction[vii] | | | | |
| | Number of Shares[viii] | Number of Voting rights[ix] | Number of shares[x] | Number of voting rights[xi] | | % of voting rights | |
| | | | Direct | Direct[xii] | Indirect[xiii] | Direct | Indirect |
| **12.5 cent A Ordinary Shares (IE0004906560)** | **51,965,759** | **51,965,759** | **51,965,759** | **51,965,759** | | **29.81%** | |
| **SUBTOTAL A** (based on aggregate voting rights) | **51,965,759** | **51,965,759** | **51,965,759** | **51,965,759** | | **29.81%** | |

| **B) Financial Instruments** | | | | |
|---|---|---|---|---|
| Resulting situation after the triggering transaction[xiv] | | | | |
| Type of financial instrument | Expiration Date[xv] | Exercise/Conversion Period/ Date[xvi] | Number of voting rights that may be acquired if the instrument is exercised/converted | % of voting rights |
| | | | | |
| | | | | |
| | | **SUBTOTAL B** (in relation to all expiration dates) | | |

| **Total (A+B)** | **number of voting rights** | **% of voting rights** |
|---|---|---|
| | **51,965,759** | **29.81%** |

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable[xvii]: **N/A**

10. In case of proxy voting: [*name of the proxy holder*] will cease to hold [*number*] voting rights as of [*date*].

11. Additional information: **N/A**

Done at [*place*] on [*date*].

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC; (c) all the parties to the agreement referred to in Article 10 (a) of that Directive, or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points (b) to (h) of Article 10 of that Directive, the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in letter (b) of Article 10 of that Directive, the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in letter (c) of Article 10 of that Directive, the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in letter (d) of Article 10 of that Directive, the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in letter (e) of Article 10 of that Directive, the controlling natural person or legal entity and, provided it has a notification duty at an individual level under Article 9, under letters (a) to (d) of Article 10 of that Directive or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in letter (f) of Article 10 of that Directive, the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in letter (g) of Article 10 of that Directive, the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in letter (h) of Article 10 of that Directive, the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in Article 10 (b) to (h) of Directive 2004/109/EC. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in Article 10 of that Directive unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.

vi Please refer to the situation disclosed in the previous notification. In case the situation previous to the triggering transaction was below 3%, please state "below 3%".

vii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

For the case provided for in Article 10(a) of Directive 2004/109/EC, there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii To be used in Member States where applicable.

ix Direct and indirect.

x To be used in Member States where applicable.

xi In case of combined holdings of shares with voting rights attached "direct holding" and voting rights "indirect holding", please split the voting rights number and percentage into the direct and indirect columns – if there is no combined holdings, please leave the relevant box blank.

xii Voting rights attached to shares held by the notifying party (Article 9 of Directive 2004/109/EC).

xiii Voting rights held by the notifying party independently of any holding of shares (Article 10 of Directive 2004/109/EC).

xiv If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xv Date of maturity/expiration of the financial instrument i.e. the date when right to acquire shares ends.

xvi If the financial instrument has such a period – please specify this period – for example once every 3 months starting from [date].

xvii The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

END